EXHIBIT 12



              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
        EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                         FOR SIX MONTHS ENDED JUNE 30:
                                   (UNAUDITED)

(Dollars in millions)

                                                        1996        1995
                                                      --------    --------

Earnings before income taxes(1)                       $ 3,709     $ 5,040

Add:
  Fixed charges, excluding capitalized interest           977       1,014
                                                      -------     -------

Earnings as adjusted                                  $ 4,686     $ 6,054
                                                      =======     =======

Fixed charges:
  Interest expense                                        779         802
  Capitalized interest                                     14          10
  Portion of rental expense representative of
    interest                                              198         212
                                                      -------     -------

Total fixed charges                                   $   991     $ 1,024
                                                      =======     =======

Preferred stock dividends(2)                               18          17

Combined fixed charges and preferred stock
  dividends                                           $ 1,009     $ 1,041
                                                      =======     =======

Ratio of earnings to fixed charges                       4.73        5.91
Ratio of earnings to combined fixed charges and
  preferred stock dividends                              4.64        5.82

(1) Earnings before income taxes excludes the company's share in the income and losses of less-than-fifty percent-owned affiliates.

(2) The company reported preferred stock dividends and transaction costs of $10 million and $52 million for the six months ended June 30, 1996 and 1995, respectively. Excluded from the ratio computation for the six months ended June 30, 1995 are transaction costs of $42 million relating to the repurchase of Series A 7 1/2 percent preferred stock depositary shares. Included are preferred stock dividends of $10 million, for the six months ended June 30, 1996 and 1995 or $18 million and $17 million representing the pre-tax earnings which would be required to cover such dividend requirements based on the company's effective income tax rate for the six months ended June 30, 1996 and 1995, respectively.